August 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Amendment #3 to Form 8-K
Filed July 25, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated July 28, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced Amendment No. 3 on Form 8-K (the “Third Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (the “Original Form 8-K” and, as amended by Amendment No. 1 on Form 8-K filed on April 28, 2011, Amendment No. 2 on Form 8-K filed on June 10, 2011 and the Third Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 4 to the Original Form 8-K filed with the Securities and Exchange Commission on August 25, 2011 (the “Fourth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Fourth Amendment.

The Offering, page 3

1.
We note your respective responses to comments 4 and 5 from our letter dated June 24, 2011 as well as statements in prior responses indicating that you are concerned disclosure that the private offering continues may constitute public solicitation of a private placement. While we are sympathetic to your concern, the current disclosure may mislead the reader and leaves open ended questions such as when you must register the sold securities. We further note that the Form 8-K filed July 22, 2011 discloses a “second closing” and references “additional closing[s].” The latter reference alludes strongly to the fact that the private offering continues. Therefore, under “The Offering” state that you may pursue further sales of the described units after the “initial closing” and the “final closing” will be disclosed via current report. Further, under “‘Make Good’ Escrow Agreement” explain that Prolific’s responsibility to pledge an additional 1,000,000 shares will be predicated on further offerings of the described units, if any.

Company Response: The Company has revised its disclosure under the heading “The Offering” of Item 1.01 of the Fourth Amendment to reflect that the Company may pursue further sales of the Units after the initial closing and that the final closing of the Offering will be disclosed via the filing by the Company of a Current Report on Form 8-K.  The Company has revised its disclosure under the heading “The Offering–‘Make Good’ Escrow Agreement” of Item 1.01 of the Fourth Amendment to reflect that Prolific’s obligation to pledge the additional shares is predicated upon on further closings of the Offering, if any.

Description of Business, page 4

Organization and Subsidiaries, page 5

Exclusive Option Agreement, page 6

2.
The placement of the language added in response to comment 11 from our letter dated June 24, 2011 creates unclear disclosure. In the second to last paragraph of page 6 remove the language starting with “China has imposed strict regulations” and ending with “under current PRC regulations” and place this information at the end of the paragraph.

Company Response: The Company has revised this paragraph to state the following:

“Direct acquisition of the Operating Companies by us would constitute a round-trip investment under the 2006 M&A Rule (please see “Government Regulation and Approvals — Mergers and Acquisitions” below).  In addition, the PRC has imposed strict regulations on foreign investment in PRC real estate development enterprises.  We believe that complex procedural requirements, including examination by governmental authorities, would likely follow any attempt by the Company to obtain approval for the direct acquisition of the share equity or assets of the Operating Companies under current PRC regulations.  Accordingly, we established Kirin Management as our wholly owned subsidiary and adopted the Contractual Arrangements to control and consolidate the Operating Companies for the purpose of obtaining financing from outside the PRC.”

3.
Per comment 12 from our letter dated June 25, 2011 file all of your trust arrangements as exhibits. See Item 601(b)(10) of Regulation S-K. Explain why the “trust agreements do not fall into the scope of Article 11(1) of the Trust Law and Article 52 of the Contract Law,” as indicated in your response.

Company Response: The Company has filed the trust agreements as Exhibits 10.20, 10.21, 10.22, 10.23, 10.24, 10.25 and 10.26 to the Fourth Amendment. We further clarify below why the trust agreements do not fall into the scope of Article 11 of the Trust Law and Article 52 of the Contract Law.

Article 11(1) of the Trust Law provides that if the purpose of a trust constitutes a violation of laws or administrative regulations, or impairs public interest, such trust would be invalid. Article 52 of the Contract Law provides that a contract shall be invalid if (A) it is entered into fraudulently or under duress, or (B) harms the country’s interest or impairs the public interest, or (C) harms other parties’ interest in a malicious way, (D) or violates the “mandatory provision” or “forbidding provision” of laws and administrative regulations.

We believe our trust arrangements do not fall into the scope of either law for the following reasons:

(1) the trust agreements do not violate any laws or administrative regulations, including the “mandatory provision” and “forbidding provision”;
(2) the trust agreements are entered into voluntarily and legally, not fraudulently or under duress; and
(3) the trust agreements are arranged with proprietorship between individuals and do not impair country, public, or third party interests.

Government Regulation and Approvals, page 18

Permits and Certificates, page 19

Other Permits, page 19

4.	We note that you expected to receive the Land Use Rights Certificate for the first parcel of Kirin Bay project in June of 2011. In your response, tell us whether you received this certificate.

Company Response: We have received the Land Use Rights Certificate as expected.

Management’s Discussion And Analysis Of Financial Condition And Results Of
Operations, page 34

Liquidity and Capital Resources, page 44

Material Financial Obligations, page 46

Long-term bank loans, page 46

5.
The terms of the “English version” of the January 2011 long-term loan (Exhibit 10.18), differ substantially from the description of that loan in your Form 10-Q for the period ended March 31, 2011 and conflict with disclosure in this amended Form 8-K. We note the following material discrepancies/inconsistencies.

March 31, 2011 Form 10-Q

•
The Form 10-Q indicates that Xingtai Chengjiao Rural Credit Cooperative Union arranged the loan whereas Exhibit 10.18 discloses Xingtai Yejing Branch of Industrial and Commercial Bank of China as the “lender.”

Company Response: There exist two distinct loans, one documented in each of the reports. In the Form 10-Q we mention our loan taken out with Xingtai Chengjiao Rural Credit Cooperative Union. However, we received no capital from our arrangements with Xingtai Yejing Branch of ICBC until the second quarter and therefore, this loan was later disclosed under Exhibit 10.18. We have attached the loan agreement with Xingtai Chengjiao Rural Credit Cooperative Union as Exhibit 10.19.

•	The Form 10-Q indicates that the loan proceeds totaled RMB 80 million whereas Exhibit 10.18 states that the amount of the Loan is RMB 103 million.

Company Response: There exist two distinct loans, one documented in each of the reports. In the Form 10-Q we mention our loan taken out with Xingtai Chengjiao Rural Credit Cooperative Union. However, we received no capital from our arrangements with Xingtai Yejing Branch of ICBC until the second quarter and therefore, this loan was later disclosed under Exhibit 10.18. We have attached the loan agreement with Xingtai Chengjiao Rural Credit Cooperative Union as Exhibit 10.19.

•	The Form 10-Q discloses a loan term of 24 months whereas Exhibit 10.18 provides for a term of 20 months.

Company Response: Our loan term with Xingtai Chengjiao Rural Credit Cooperative Union is 24 months; our loan term with ICBC is 20 months.

Form 8-K/A filed July 25, 2011

•	Page 9 of the Form 8-K/A states that Kirin County Community was 71.2% complete by December 31, 2010 whereas Exhibit 10.18 indicates that the “Name of the Project” is “the first phase of Kirin County.”

Company Response: Kirin County comprises two groups of condominiums which have different construction progress. “The first phase of Kirin County” described in Exhibit 10.18 refers to a group of condominiums which will be completed earlier. From internal management perspective, the Company does not sub-divide Kirin Country project into several phases.

•
Please explain the above noted discrepancies/inconsistencies as well as why Exhibit 10.18 contains the heading “(2009 Version),” but was purportedly signed on January 20, 2011. Per comment 23 from our letter dated June 24, 2011 disclose the existence of this loan within this section and the material terms thereto.

Company Response: The Real Property Loan Agreement, Exhibit 10.18, was translated from its original Chinese version. We entered into this Agreement with Xingtai Yejing Branch of Industrial and Commercial Bank of China (the “ICBC”) on January 20, 2011. The heading “(2009 version)” simply refers to the year in which the Agreement’s template was drafted by ICBC. This draft was the most up-to-date version when the Agreement was signed. As such, the Agreement is legally binding and can be enforced under the laws of PRC.

6.
Your response to comment 23 from our letter dated June 24, 2011 suggests that the $36.6 million construction contract obligations figure in the amended Form 8-K represents obligations incurred during the three months ended December 31, 2010 rather than total obligations outstanding. However, the chart on page 44 indicates that $36.6 million represented all outstanding construction contract obligations at December 31, 2010. Please explain. In light of the above, further explain why comparison to the $164.3 million figure provided in your 10-Q for the period ended March 31, 2011 is inappropriate. If appropriate, revise to account for your expectation that construction contractual commitments would appreciate materially.

Company Response: We clarify our response to previous comment 23 as follows:

The $36.6 million figure accurately reflects the accumulated sum of all of our contractual obligations, not just those incurred during the quarter, as of December 31; this reported value is not to be compared with the $164.3 million figure represented in the 10-Q for the period ended March 31, 2011, and if compared, was mistakenly done so. Our $164.3 million estimate represents anticipated contractual obligations for the purchase of construction materials, as outlined in our frame agreements with suppliers, over the next 3-5 years. An accurate figure of $40.0 million in total contractual obligations reflects the approximately $3.4 million growth in our obligations during the period December 31, 2010 to March 31, 2011.

Item 9.01 Financial Statement And Exhibits, page 62

Exhibit 99.1

Consolidated Statements of Changes in Stockholders’ Equity, page, F-5

7.
We note your response to our prior comment 29 from our letter dated June 24, 2011. In the journal entries provided in your response to comment 70 from our letter dated May 6, 2011; we do see the debit to additional paid-in capital for $6,787,281 for the year ended December 31, 2009. However, we do not see the credit for $6,845,805 in the journal entries for the year ended December 31, 2010. As such, it is still unclear how your recorded the payment received from Mr. Guo.  Jianfeng for $6,845,805 in the year ended December 31, 2010. Please advise.

Company Response: As presented by year-end elimination entries in our response to comment 29 from your letter dated June 23, 2011, we had a receivable balance of $6,787,281 from Mr. Guo Jianfeng and a payable balance of $3,840,111 to Mr. Guo Jianfeng as of December 2009 and 2010, respectively.  In the process of shifting from a receivable from Mr. Guo Jianfeng to a payable to him, Mr. Guo Jianfeng was assumed having repaid $6,787,281 balance as at December 31, 2009 to the Company (the amount increased to $6,845,805 due to change of exchange rate) in the first place, before further advancing $3,840,111 to the Company as of December 31, 2010.  The repayment of $6,845,805 by Mr. Guo Jianfeng was the cumulative effect of several changes of related party receivable and payable accounts during the year.

Consolidated Statements of Cash Flows, page F-6

8.
Tell us if the majority of your transactions are paid by Kirin China Holdings Limited and its consolidated subsidiaries, or by affiliates on behalf of Kirin China Holdings Limited and its consolidated subsidiaries. If the majority of your transactions are paid on your behalf by non-consolidated affiliates, tell us why.

Company Response: Consolidated subsidiaries pay virtually all real estate development costs and operating expenses directly to contractors, suppliers and service providers from their bank accounts.  Our affiliates may provide working capitals to us but they have no contact with our contractors, suppliers or service providers.  The only exception is in 2009 Mr. Guo Jianfeng directly paid $27.4 million to a third party which sold a piece of land to the Company for the development of No. 79 Courtyard project.

Note 1 – Organization and Description of Business, page F-7

9.
We note your response to comment 31 from our letter dated June 24, 2011. However, since Shijiazhuang Kirin Management Consulting Co. Ltd. does not have direct ownership interest in Hebei Zhongding Real Estate Development Co. and Xingtai Zhongding Jiye Real Estate Development Co. Ltd., we believe that you cannot use the voting model to consolidate those subsidiaries. Refer to ASC 810-10-25. Also, refer to your disclosure on page 35 which states, “the Operating Companies are contractually controlled by Kirin China, accordingly, Kirin China is able to consolidate the Operating Companies’ results, assets and liabilities into its financial statements. The company effectuated this organizational structure due to China’s limitations on foreign investments and ownership in certain Chinese domestic businesses.” As such, it still appears to us that you do have a VIE structure. Therefore, we are re-issuing comment 51 from our letter dated May 6, 2011 and our comment 32 from our letter dated June 24, 2011. Please provide all the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2 through 810-10-50-16, or tell us why they are not required.

Company Response: We believe that the legal structure indicates superficially that a VIE exists but the real economic and voting substance of the structure does not meet the characteristics of a VIE structure as defined in ASC 810-10-15-14:

  -The equity investor (Mr. Guo) has sufficient equity at risk to enable the entity to finance its activities without additional subordinated financial support.  Refer to the financial statements for evidence of this.

  - The equity investor (Mr. Guo) has the power through voting or similar rights (trust agreements and control of the WOFE) to direct the activities of the entity that most significantly impact its economic performance

   -The equity investor (Mr. Guo) has the obligation to absorb the entity's expected losses and has the right to receive the entity's expected residual returns (through his indirect ownership and control of the WOFE)

In accordance with ASC 810-10-15-3c, it was determined that there was a controlling financial interest as a result of the management contracts which required consolidation.

Notwithstanding the above, we understand that certain disclosures normally required for a VIE would be informative and we will provide the following information in the footnote concerning this arrangement:

The Company conducts its business through Hebei Zhongding and Xingtai Zhongding and their subsidiaries (“HZ and XZ”) that are consolidated as a result of the Company’s controlling financial interest in HZ and XZ.

Substantially all assets reported in the consolidated balance sheets are those of the HZ and XZ that can be used only to settle obligations of the consolidated HZ and XZ.

Substantially all liabilities reported in the consolidated balance sheets are those of the HZ and XZ for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

Substantially all of the financial performance reported in the consolidated statements of income and comprehensive income are those of the HZ and XZ.

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

10.	We note your response to comment 32 from our letter dated June 24, 2011 and your new disclosure on page F-11. In this regard.

•	Tell us what will happen if the customer defaults on the loan during the time you are the guarantor for the loan.

Company Response: The bank that issued such loan will hold the Company responsible for the loans collection and will subsequently seize equivalent assets from the Company’s bank reserves until compensated accordingly. The Company responds by holding the customer liable for the outstanding payments until such remittance is made.

•	Tell us how many customers have defaulted on their loans while you were the guarantor.

Company Response: To date, none of our customers have defaulted on a loan while we were the guarantor. This has not been nor do we anticipate this being an issue of material concern in the future.

•	Tell us the average time period between when you first guarantee the customer loan and when the guarantee expires.

Company Response: The guarantee period is generally 3 years.

•	Tell us if you have ever refunded any cash or credits to the customers. If so, tell us how much has been refunded in cash or credits to the customers.

Company Response: In general, we approve any reasonable claim to a refund and will try to accommodate our customer to best of our abilities. Therefore, we have offered previous customers monetary refunds and relocation opportunities.

We have refunded approximately $4,000, $227,000 and $263,000 down payments during the years ended December 31, 2009 and 2010, and six-months period ended June 30, 2011, respectively, in relation to irrevocable real estate sales contracts we have agreed to cancel.

•	Tell us why you believe you have realized revenue before your loan guarantee has expired.

.
Company Response: Our guarantee does not cover the customers’ down payments which make up at least 30% of the purchase prices.  Additionally, in the event of customers’ default where we are required to repay outstanding loans and interests, we may forfeit customers’ down payment and seize the defaulted properties for resale.  The combined value of forfeited down payment and seized property is higher than the guaranteed amount.  In this regard, we believe the collectability of the receivables from buyers is still reasonably assured and the existence of the guarantee should not prevent us from recognizing revenue.

•	Tell us why you believe you have realized revenue before you have given the customer written consent to apply for the Junior House Ownership Certificate.

Company Response: Issuing written consent to apply for Junior House Ownership Certificate is a simple formality.  We do not need to make any additional, specific efforts in issuing written consent, except for checking the accuracy of information provided by customers, assuming customers have fully paid their purchase price.

•	Disclose how your revenue recognition policy differs between residential real estate transactions and commercial real estate transactions.

Company Response: We have revised “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” to our consolidated financial statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:          /s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer